UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HCA INC.

(Name of Subject Company (Issuer))

HCA INC.

(Names of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number of Class of Securities)

John M. Franck II

Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James H. Cheek, III	Morton A. Pierce
J. Allen Overby	Jack S. Bodner
Bass, Berry & Sims PLC	Dewey Ballantine LLP
315 Deaderick Street, Suite 2700	1301 Avenue of the Americas
Nashville, Tennessee 37238	New York, New York 10019
(615) 742-6200	(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,500,000,000	$294,250

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 50,000,000 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $50.00 in cash.

**	The amount of the filing fee equals $117.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $294,250	Filing Party: HCA Inc.
Form or Registration No.: Schedule TO	Date Filed: October 14, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SCHEDULE TO
SIGNATURE
EXHIBIT INDEX

SCHEDULE TO

      This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by HCA Inc., a Delaware corporation (“HCA” or the “Company”), on October 14, 2005 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 50,000,000 shares of its Common Stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

      The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

      The Offer to Purchase is hereby amended and supplemented as follows:

(1) The paragraph under the heading “Are there any conditions to the Offer?” on pages 2-3 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Yes. Our obligation to accept and pay for your tendered Shares depends upon a number of conditions, including:

•	Amending our existing credit facility or refinancing it pursuant to the terms and conditions contained in the Refinancing Commitment Letter;

•	Obtaining financing pursuant to the terms and conditions contained in the Term Facility Commitment Letter;

•	No decrease of more than 15% in the market price of our common stock or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on October 12, 2005, and no significant adverse changes in the United States credit markets, shall have occurred during the Offer;

•	No legal action shall be pending, or shall have been taken, that might adversely affect the Offer;

•	No one shall have announced or made a tender or exchange offer (other than the Offer), merger, business combination or other similar transaction involving us;

•	No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during the Offer; and

•	No one (including a group) shall have acquired or announced an intention to acquire beneficial ownership of more than 5% of the outstanding Shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission (the “SEC”) on or before October 12, 2005). In addition, no new group shall have been formed which beneficially owns more than 5% of the outstanding Shares. Finally, no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities, other than in connection with a transaction authorized by our Board of Directors.

For more information on conditions to the Offer, see Sections 7 and 9.”

(2) The last sentence of the second paragraph on page 4 of the Offer to Purchase is amended by replacing the phrase “5:00 p.m., New York City time, on December 13, 2005” with the phrase “12:00 midnight, New York City time, on December 12, 2005”.

(3) The paragraph under the heading “What is the recent market price of the Shares?” on page 5 of the Offer to Purchase is hereby amended by adding the following sentence after the first sentence of such paragraph:

“During the past year, the Shares have traded at various times above the maximum offering price per Share pursuant to the Offer. Tendering your Shares pursuant to the Offer, especially at the price to be determined in the Offer, could result in your receiving less consideration per Share than you could receive in an open market sale.”

(4) Page 6 of the Offer to Purchase is amended by adding the following paragraph before the first paragraph on such page:

“What is the accounting treatment of the Offer?

The accounting for the repurchase of the Shares under the Offer will result in a reduction of the Company’s shareholders’ equity in an amount equal to the aggregate purchase price of the repurchased Shares, a reduction in cash and an increase in long-term debt as illustrated in Section 10, “Certain Financial Information — Summary Unaudited Pro Forma Consolidated Financial Data.”

(5) The first sentence of the last paragraph on page 8 of the Offer to Purchase is hereby deleted and replaced with the following sentence:

“Except as may be required by law, we undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated by reference into this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase.”

(6) The first sentence of the sixth paragraph on page 22 of the Offer to Purchase is amended by replacing the phrase “5:00 p.m., New York City time, on December 13, 2005” with the phrase “12:00 midnight, New York City time, on December 12, 2005”.

(7) The last sentence of the first paragraph under the heading “Conditional Tender of Shares” on page 24 of the Offer to Purchase is hereby deleted and replaced with the following:

“See Section 14.”

(8) The section entitled “Conditions of the Offer” on pages 25-27 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“7. Conditions Of The Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for Shares tendered, and we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered, subject to the rules under the Exchange Act, if at any time on or after October 14, 2005 and on or before the Expiration Date any of the following events have occurred (or have been determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment:

•	we are or will be unable, prior to the Expiration Date, to amend our existing credit facility or to refinance it pursuant to the terms and conditions contained in the Refinancing Commitment Letter;

•	we are or will be unable, prior to the Expiration Date, to obtain financing pursuant to the terms and conditions contained in the Term Facility Commitment Letter;

•	there is pending, or has been instituted, or we have received notice of, any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

(a) challenges or seeks to make illegal, or to materially delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making or consummation of the Offer, the acquisition of some or all of the Shares in the Offer or otherwise relates in any manner to the Offer; or

(b) in our reasonable judgment, would materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, or otherwise materially impair the contemplated benefits of the Offer to us as described in Section 2;

•	there has been any action instituted, pending or taken, including any settlement, or any approval withheld, or any law, statute, rule, regulation, judgment, order or injunction invoked, sought, promulgated, enacted, entered, amended, enforced, applicable or deemed to be applicable to the Offer or to us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, would directly or indirectly:

(a) make the acceptance for payment of, or payment for, some or all of the Shares illegal, or otherwise restrict or prohibit consummation of the Offer;

(b) materially delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Shares;

(c) materially impair the contemplated benefits of the Offer to us as described in Section 2; or

(d) materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), assets, liabilities, income, operations or prospects, taken as a whole;

•	there has occurred any of the following:

(a) any general suspension of trading in, or limitation on prices for, securities in any U.S. national securities exchange or in the over-the-counter market;

(b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(c) the commencement or escalation of a war, armed hostilities or other international or national calamity, including an act or acts of terrorism, directly or indirectly involving the United States;

(d) any limitation by any governmental, regulatory or administrative agency or authority on, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular or any other event that, in our reasonable judgment, would materially affect, the extension of credit by banks or other lending institutions in the United States;

(e) any decrease of more than 15% in the market price of our common stock or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on October 12, 2005, any significant increase in the interest rate, distribution rate or other significant change in the terms for debt security offerings in the United

States, or any changes in the general political, market, economic or financial conditions in the United States or abroad that would have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), assets, liabilities, income, operations or prospects, taken as a whole, or on the trading in the Shares, the proposed financing for the Offer or on the benefits of the Offer to us as described in Section 2; or

(f) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of our Shares (other than the Offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving us or any subsidiary, has been announced or made by any person or entity or has been publicly disclosed;

•	we learn that:

(a) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or announced an intention to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before October 12, 2005); or

(b) any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before October 12, 2005 has acquired or announced an intention to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our Shares or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities, other than in connection with a transaction authorized by our Board of Directors;

•	any change or changes have occurred in our or our subsidiaries’ business, condition (financial or otherwise), assets, liabilities, income, operations, prospects or stock ownership that, in our reasonable judgment, has a material adverse effect on us or our subsidiaries, taken as a whole, or the benefits of the Offer to us as described in Section 2; or

•	the consummation of the Offer and the purchase of the Shares may cause our common stock to be delisted from the NYSE, to be eligible for deregistration under the Exchange Act or to be held of record by fewer than 300 persons.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time up to the Expiration Date in our reasonable discretion, except for those conditions dependent upon compliance with applicable law. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time up to the Expiration Date in our reasonable discretion. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Offer. Any determination by us concerning the events described above will be final and binding on all parties.”

(9) The second sentence of the last paragraph on page 36 of the Offer to Purchase is hereby deleted.

(10) The heading of Section 14 on page 42 of the Offer to Purchase is hereby amended by replacing the word “Certain” with the word “Material”. All references to the heading of Section 14 in the Offer to Purchase, the Letter of Transmittal and related documents shall be deemed to refer to “Material U.S. Federal Income Tax Consequences.”

(11) The first sentence of the first paragraph under Section 14 is amended by replacing the word “certain” with “material.”

(12) The second full paragraph on page 43 of the Offer to Purchase is hereby deleted and replaced with the following:

“Each shareholder is advised to consult its own tax advisor to determine the federal, state, local, foreign and other tax consequences to it of the Offer in light of the shareholder’s particular circumstances.”

(13) The third full paragraph on page 46 of the Offer to purchase is hereby deleted and replaced with the following:

“Each shareholder is advised to consult its own tax advisor to determine the federal, state, local, foreign and other tax consequences to it of the Offer in light of the shareholder’s particular circumstances.”

(14) The second sentence of the first paragraph under the heading “Extension Of the Offer; Termination; Amendment” on page 46 of the Offer to Purchase is hereby deleted and replaced with the following sentence:

“We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofor accepted for payment or paid for upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination to the Depositary and making a public announcement of the termination.”

The Letter of Transmittal is hereby amended and supplemented as follows:

(1) The last paragraph of Page 5 of the Letter of Transmittal is hereby amended by adding the following sentence at the end of such paragraph:

“Please note that references in this Letter of Transmittal to the understanding of the undersigned of certain terms of the Offer shall not in any way operate as a waiver of any potential liability of the Company.”

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HCA INC.

By:	/s/ R. MILTON JOHNSON

Name: R. Milton Johnson

Title:	Executive Vice President and Chief

Financial Officer

Dated: November 2, 2005

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated October 14, 2005.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Letter to Participants in the Amended and Restated HCA Employee Stock Purchase Plan.*
(a)(1)(G)	Form of Letter to Participants in the HCA 401(k) Plan.*
(a)(5)(A)	Press Release dated October 13, 2005, announcing HCA’s preliminary third quarter results (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on October 13, 2005, and incorporated herein by reference).
(a)(5)(B)	Press Release dated October 13, 2005, announcing the Offer (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K on October 13, 2005, and incorporated herein by reference).
(a)(5)(C)	Form of Summary Advertisement.*
(a)(5)(D)	Letter to Shareholders.*
(a)(5)(E)	Press Release dated October 25, 2005 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on October 25, 2005, and incorporated herein by reference).
(a)(5)(F)	Transcript of Conference Call on October 25, 2005.**
(b)(1)	$2.425 Billion Senior Credit Facilities Commitment Letter, dated October 13, 2005, by and among the Company, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K on October 13, 2005, and incorporated herein by reference).
(b)(2)	$1.0 Billion Senior Credit Facility Commitment Letter, dated October 13, 2005, by and among the Company, J.P. Morgan Securities Inc., Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A. and Merrill Lynch Capital Corporation (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K on October 13, 2005, and incorporated herein by reference).
(b)(3)	$2.5 billion Credit Agreement, dated November 9, 2004, by and among the Company, the several banks and other financial institutions from time to time parties hereto, J.P. Morgan Securities Inc., as Sole Advisor, Lead Arranger and Bookrunner, certain other agents and arrangers and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 10, 2004, and incorporated herein by reference).
(d)(1)	Columbia Hospital Corporation Stock Option Plan (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
(d)(2)	Amended and Restated Columbia/ HCA Healthcare Corporation 1992 Stock and Incentive Plan (filed as Exhibit 10.7(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference).
(d)(3)	First Amendment to Amended and Restated Columbia/ HCA Healthcare Corporation 1992 Stock and Incentive Plan (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference).

Exhibit
No.	Description

(d)(4)	Columbia Hospital Corporation Outside Directors Nonqualified Stock Option Plan (filed as Exhibit 28.1 to the Company’s Registration Statement on Form S-8 (File No. 33-55272), and incorporated herein by reference).
(d)(5)	HCA-Hospital Corporation of America 1989 Nonqualified Stock Option Plan, as amended through December 16, 1991 (filed as Exhibit 10(g) to HCA-Hospital Corporation of America’s Registration Statement on Form S-1 (File No. 33-44906), and incorporated herein by reference).
(d)(6)	HCA-Hospital Corporation of America Nonqualified Initial Option Plan (filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (File No. 33-52379), and incorporated herein by reference).
(d)(7)	Form of Galen Health Care, Inc. 1993 Adjustment Plan (filed as Exhibit 4.15 to the Company’s Registration Statement on Form S-8 (File No. 33-50147), and incorporated herein by reference).
(d)(8)	HCA-Hospital Corporation of America 1992 Stock Compensation Plan (filed as Exhibit 10(t) to HCA-Hospital Corporation of America’s Registration Statement on Form S-1 (File No. 33-44906), and incorporated herein by reference).
(d)(9)	Columbia/HCA Healthcare Corporation Outside Directors Stock and Incentive Compensation Plan, as amended and restated (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference).
(d)(10)	First Amendment to the Columbia/HCA Healthcare Corporation Outside Directors Stock and Incentive Compensation Plan, as amended and restated September 23, 1999, dated as of May 25, 2000 (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference).
(d)(11)	HCA Inc. Amended and Restated Management Stock Purchase Plan (filed as Exhibit C to the Company’s Proxy Statement for the Annual Meeting of Stockholders on May 27, 2004, and incorporated herein by reference).
(d)(12)	Amended and Restated HCA Employee Stock Purchase Plan (filed as Exhibit(d)(12) to the Company’s Tender Offer Statement by Issuer on Schedule TO on October 13, 2004, and incorporated herein by reference).
(d)(13)	Columbia/HCA Healthcare Corporation 2000 Equity Incentive Plan (filed as Exhibit A to the Company’s Proxy Statement for the Annual Meeting of Shareholders on May 25, 2000, and incorporated herein by reference).
(d)(14)	HCA Inc. 2003 Performance Equity Incentive Program (filed as Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(15)	Registration Rights Agreement, dated as of March 16, 1989, by and among HCA-Hospital Corporation of America and the persons listed on the signature pages thereto (filed as Exhibit(g)(24) to Amendment No. 3 to the Schedule 13E-3 filed by HCA-Hospital Corporation of America, Hospital Corporation of America and The HCA Profit Sharing Plan on March 22, 1989, and incorporated herein by reference).
(d)(16)	Registration Rights Agreement, dated as of June 28, 2001, between the Company and Canadian Investments LLC, a Delaware limited liability Company (filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-3 (File No. 333-67040), and incorporated herein by reference).
(d)(17)	HCA 2005 Equity Incentive Plan (filed as Exhibit B to the Company’s Proxy Statement for its Annual Meeting of Stockholders held on May 26, 2005, and incorporated herein by reference).
(d)(18)	HCA Directors’ 2005 Compensation/Fees Policy (filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).

Exhibit
No.	Description

(d)(19)	HCA 2006 Directors’ Fees/Compensation Policy (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on June 2, 2005, and incorporated herein by reference).
(d)(20)	Form of Non-Qualified Stock Option Award Agreement (Directors) (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K on June 2, 2005, and incorporated herein by reference).
(d)(21)	Form of Restricted Stock Award Agreement (Directors) (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K on June 2, 2005, and incorporated herein by reference).
(d)(22)	Form of Restricted Share Unit Agreement (Directors) (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K on June 2, 2005, and incorporated herein by reference).
(d)(23)	Form of Restricted Share Award Agreement (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on October 6, 2005, and incorporated herein by reference).
(d)(24)	Form of Non-Qualified Stock Option Agreement (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K on October 6, 2005, and incorporated herein by reference).

*	Previously filed on Schedule TO on October 14, 2005.

**	Previously filed on Amendment No. 1 to Schedule TO on October 26, 2005.